SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)

                    China Shen Zhou Mining & Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)

                                    16942H109
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                                 (CUSIP Number)

                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 2009
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

--------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                               ----------------------
CUSIP NO. 16942H109           SCHEDULE 13D/A             PAGE 2 OF 6 PAGES
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            BEST TONE HOLDINGS LIMITED
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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                         7      SOLE VOTING POWER

                                0
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 16942H109           SCHEDULE 13D/A             PAGE 3 OF 6 PAGES
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CHINA MINING RESOURCES GROUP LIMITED
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY
-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    None
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     0
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                None
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            See Row 7 above.
-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 16942H109           SCHEDULE 13D/A             PAGE 4 OF 6 PAGES
--------------------------                               ----------------------

Item 1.       Security and Issuer.

       The statement on Schedule 13D filed on April 17, 2009 as previously amended (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Shares"), of China Shen Zhou Mining & Resources, Inc. (the "Issuer"), a Nevada corporation, issuable to Best Tone Holdings Limited ("Sub"), a wholly-owned subsidiary of China Mining Resources Group Limited ("Parent") upon conversion of the 6.75% Senior Convertible Notes due 2012 of the Issuer (the "Notes"), is hereby amended as set forth below by this Amendment No. 3 to the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following penultimate paragraphs:

            A privately negotiated transaction to sell the Notes was entered into by the Sub and Mountview Path Limited, a company incorporated in the British Virgin Islands ("Mountview"), on August 19, 2009 for an aggregate purchase price of $9,000,000, pursuant to the Trade Confirmation dated August 19, 2009 by and between Sub and Mountview (the "Mountview Trade Confirmation"). The purchase price is payable in two installments, the first for $2,000,000 in cash, payable within five business days immediately following the signing of the Trade Confirmation and the second for $7,000,000 in cash, payable within two calendar months of the completion date, which is seven business days following execution of the Mountview Trade Confirmation, or August 28, 2009 (the "Completion Date"). An Assignment and Assumption Agreement was entered into by and between Mountview and Sub in connection with the sale to assign and transfer all rights and interests of Sub under the transaction documents previously assigned to Sub by Citadel in connection with Sub's purchase of the Notes from Citadel in April 2009. The sale of the Notes eliminates any beneficial ownership that the Reporting Persons previously had in any of the Issuer's securities, including any beneficial ownership that was deemed to exist with respect to the Common Shares pledged under the Pledge Agreement due to any default thereunder by the Issuer and/or the Pledgors.

            Pursuant to the terms of the Mountview Trade Confirmation, title passed to Mountview on the Completion Date; in addition, Mountview was granted an irrevocable one-time put option under the Mountview Trade Confirmation, under which it has the power to request that Sub purchase all but not part of the Notes for a price of $8,700,000 in cash, which is exercisable once at anytime within the four months following the Completion Date.

       The foregoing description is a summary only and is qualified by reference to the Mountview Trade Confirmation and the Assignment and Assumption Agreement, which are attached as Exhibit 99.10 to Amendment No. 2 to the Schedule 13D, filed on August 21, 2009.

Item 5.       Interest in Securities of the Company.

Paragraphs (a) through (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in the entirety as follows:

--------------------------                               ----------------------
CUSIP NO. 16942H109           SCHEDULE 13D/A             PAGE 5 OF 6 PAGES
--------------------------                               ----------------------

          (a) As of the close of business on August 28, 2009, the Reporting Person may be deemed to beneficially own 0 Shares constituting 0% of the Shares outstanding.

          (b) Neither Parent nor the Sub directly or indirectly has any voting and dispositive powers over any Shares.

          (c) During the last sixty days, the Reporting Persons did not engage in any transactions in the Shares other than the sale of the Notes as described in Item 4 above.

          (e) August 28, 2009.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 of the Schedule 13D is hereby amended and restated in the entirety as follows:

          On August 19, 2009, Sub and Mountview entered into the Mountview Trade Confirmation and Assignment and Assumption Agreement as described above herein at Item 4 and attached as Exhibit 99.10 to Amendment No. 2 to the Schedule 13D, filed on August 21, 2009.

          Except as otherwise set forth in this Item 6, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

--------------------------                               ----------------------
CUSIP NO. 16942H109           SCHEDULE 13D/A             PAGE 6 OF 6 PAGES
--------------------------                               ----------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 31, 2009



                                           BEST TONE HOLDINGS LIMITED



                                            By: /s/ Yeung Kwok Kuen
                                            -----------------------
                                            Name: Yeung Kwok Kuen
                                            Title: Director



                                           CHINA MINING RESOURCES GROUP LIMITED



                                            By: /s/ Yeung Kwok Kuen
                                            -----------------------
                                            Name: Yeung Kwok Kuen
                                            Title: Director